August 14, 2007
VIA EDGAR
Ms. Christine Davis
Staff Accounting
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	JDA Software Group, Inc. (“JDA” or the “Company”) Response to your letter dated July 31, 2007
Dear Ms. Davis:
     We have received your letter dated July 31, 2007 regarding additional comments to our response to your initial inquiry concerning our Form 10-K for the Fiscal Year Ended December 31, 2006 filed with the United States Securities and Exchange Commission (the “Commission”) on March 16, 2007, and our Form 8-K filed April 23, 2007. Enclosed is our written response to each comment.
Form 10-K for the Fiscal Year Ended December 31, 2006
Comment 1. — Note 1. Summary of Significant Accounting Policies, page 67. Revenue Recognition, page 70. We have read your response to prior comment number 4. Please tell us how your current revenue recognition policy addresses multiple-element arrangements that include software which is accounted for under SOP 81-1 or tell us how you intend to revise your disclosures to include such information.
     JDA confirms that our revenue recognition policy does address the requirements for contract accounting as described in paragraphs 74 through 91 of SOP 97-2. Specifically, for those arrangements that provide for significant services or customer development that are essential to the software’s functionality, the software license and contracted services are recognized under the percentage of completion method prescribed in Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts, using the relevant guidance in Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Beginning with the quarterly report on Form 10-Q for the period ended June 30, 2007, we have revised our disclosures to clarify our revenue recognition policy as follows:

Ms. Christine Davis

August 14, 2007
     Revenue recognition. Our revenue recognition policy is significant because our revenue is a key component of our results of operations. In addition, our revenue recognition determines the timing of certain expenses such as commissions and royalties. We follow specific and detailed guidelines in measuring revenue; however, certain judgments affect the application of our revenue policy.
     We license software primarily under non-cancelable agreements and provide related services, including consulting, training and customer support. We recognize revenue in accordance with Statement of Position 97-2 (“SOP 97-2”), Software Revenue Recognition, as amended and interpreted by Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, with respect to certain transactions, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants, Accounting Research Bulletin No. 45, Long-Term Construction-Type Contracts (“ARB No. 45”), Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”) and Staff Accounting Bulletin No. 104, Revenue Recognition, that provide further interpretive guidance for public companies on the recognition, presentation and disclosure of revenue in financial statements.
     Software license revenue is generally recognized using the residual method when:
•	Persuasive evidence of an arrangement exists and a license agreement has been signed;

•	Delivery, which is typically FOB shipping point, is complete;

•	Fees are fixed and determinable and there are no uncertainties surrounding product acceptance;

•	Collection is considered probable; and

•	Vendor-specific evidence of fair value (“VSOE”) exists for all undelivered elements.
     Our customer arrangements typically contain multiple elements that include software, options for future purchases of software products not previously licensed to the customer, maintenance, consulting and training services. The fees from these arrangements are allocated to the various elements based on VSOE. Under the residual method, if an arrangement contains an undelivered element, the VSOE of the undelivered element is deferred and the revenue recognized once the element is delivered. If we are unable to determine VSOE for any undelivered element included in an arrangement, we will defer revenue recognition until all elements have been delivered. In addition, if a software license contains milestones, customer acceptance criteria or a cancellation right, the software license revenue is recognized upon the achievement of the milestone or upon

Ms. Christine Davis

August 14, 2007
the earlier of customer acceptance or the expiration of the acceptance period or cancellation right. For arrangements that provide for significant services or custom development that are essential to the software’s functionality, the software license revenue and contracted services are recognized under the percentage of completion method as prescribed in the provisions of ARB No. 45 and SOP 81-1.
     Maintenance services are separately priced and stated in our arrangements. Maintenance services typically include on-line support, access to our Solution Centers via telephone and web interfaces, comprehensive error diagnosis and correction, and the right to receive unspecified upgrades and enhancements, when and if we make them generally available. Maintenance services are generally billed on a monthly basis and recorded as revenue in the applicable month, or billed on an annual basis with the revenue initially deferred and recognized ratably over the maintenance period. VSOE for maintenance services is the price customers will be required to pay when it is sold separately, which is typically the renewal rate.
     Consulting and training services are separately priced and stated in our arrangements, are generally available from a number of suppliers, and are generally not essential to the functionality of our software products. Consulting services include project management, system planning, design and implementation, customer configurations, and training. These services are generally billed bi-weekly on an hourly basis or pursuant to the terms of a fixed price contract. Consulting services revenue billed on an hourly basis is recognized as the work is performed. Under fixed price contracts, including milestone-based arrangements, consulting services revenue is recognized using the percentage of completion method under the provisions of SOP 81-1. We measure progress-to-completion by using input measures, primarily labor hours, which relate hours incurred to date to total estimated hours at completion. We continually update and revise our estimates of input measures. If our estimates indicate that a loss will be incurred, the entire loss is recognized in that period. Training revenues are included in consulting revenues in the Company’s consolidated statements of income and are recognized once the training services are provided. VSOE for consulting and training services is based upon the hourly or per class rates charged when those services are sold separately. We offer hosting services on certain of our software products under arrangements in which the end users do not take possession of the software. Revenues from hosting services are included in consulting revenues, billed monthly and recognized as the services are provided. Revenues from our hardware reseller business are also included in consulting revenues, reported net (i.e., the amount billed to a customer less the amount paid to the supplier) pursuant to EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, and recognized upon shipment of the hardware.
     Customers are reviewed for creditworthiness before we enter into a new

Ms. Christine Davis

August 14, 2007
arrangement that provides for software and/or a service element. We do not sell or ship our software, nor recognize any license revenue unless we believe that collection is probable. Payments for our software licenses are typically due within twelve months from the date of delivery. Although infrequent, where software license agreements call for payment terms of twelve months or more from the date of delivery, revenue is recognized as payments become due and all other conditions for revenue recognition have been satisfied.
Comment 2. — Note 20. Segment Information, page 95. We note your response to prior comment number 6 and we do not believe that you have adequately supported your conclusion that the product classes or product lines are similar and additional disclosure is not required pursuant to paragraph 37 of SFAS 131. For example, it is unclear how a software product used for transportation and logistics management is similar to one that is used for price optimization and management. Despite the common characteristics of your customers being associated with retail supply and demand chain market, it appears that your analysis regarding similarity may be overly broad. Provide us with a more detailed analysis of why you believe the product classes or product lines described on page 6 are similar in the context of paragraph 37.
     In our response to your prior comment number 6, we evaluated our products considering the aggregation criteria in paragraph 17 of SFAS 131 and concluded that our products are similar and should be aggregated. The following is a more detailed analysis, again incorporating the aggregation criteria of paragraph 17 of SFAS 131, that discusses why we believe the two broad classes of functionality described on page 6 — Transaction Systems and Supply and Demand Optimization (“SDO”) solutions — are similar in the context of paragraph 37 of SFAS 131.
     The nature of the products and services. We market our products as an integrated suite of solutions which are designed to give our customers one consistent view of product demand across their enterprise and with their suppliers. The integrated suite of solutions combines the functionality in the planning, optimization, analysis and execution applications to enable our customers to develop a single enterprise plan to track and optimize the flow of inventory through the supply and demand chain. For example, in order to optimize demand, a customer can implement an integrated suite of solutions that includes our price optimization, forecasting, replenishment and transportation applications and enables them to execute a single enterprise plan to ensure the right quantity of inventory is in the right location at the right time in response to pricing or other promotions. Exhibit A to this letter includes two slides from our Investor Presentation on our web site that summarize the marketing approach for our integrated suite of solutions.

Ms. Christine Davis

August 14, 2007
     Our single view of the integrated supply and demand chain market is shared by the most prominent industry analysts. AMR Research (“AMR”) calls this market the “Demand-Driven Supply Network” (“DDSN”) and defines it as “a system of technologies and processes that senses and reacts to real-time demand across a network of customer, suppliers and employees.” Exhibit B to this letter includes Figure 8 of a report by AMR entitled “DDSN: 21st Century Supply on Demand” which graphically shows the solutions that are part of this space, including but not limited to: Order Management, Forecasting, Pricing, Promotions, Warehousing & Logistics, Production Operations, etc. AMR further notes that “the line separating planning and execution applications in the supply chain continue to blur.”
     As disclosed in our prior response, Transaction and SDO solutions share similar economic characteristics in that the gross margin is similar for each of these broad classes of functionality as cost of sales is typically minimal.
     The nature of the production process. As disclosed in our prior response, the Transaction and SDO solutions are produced in common facilities by the same labor force at our Scottsdale, Arizona, Rockville, Maryland or Hyderabad, India locations.
     The type or class of customer for the products and services. JDA views the supply and demand chain as one large industry vertical, and we believe that our integrated suite of solutions can be marketed to meet the needs of customers anywhere along that vertical. Transaction and SDO solutions can be and are sold to any of our customers (retail, manufacturing and distribution, and services) and across each of our geographic regions (Americas, EMEA and Asia Pacific). More specifically, the functionality within the Transaction and SDO solutions is often sold together to the same customer at the same time as part of an integrated software solution. Our sales force is not organized by Transaction and SDO solutions; instead, each member of our sales force is tasked with selling our customers a solution that may include various combinations of both Transaction and SDO solutions.
     The methods used to distribute the products and services. The methods used for developing, distributing and supporting our products are substantially the same for Transaction and SDO solutions and are consistent with our view of an integrated suite of solutions.
     In summary, our products have similar (i) purposes and end uses, i.e. providing our customers with one consistent view of demand; (ii) economic characteristics; (iii) nature of production; (iv) customer base; and (v) methods of distribution. Therefore, we

Ms. Christine Davis

August 14, 2007
believe our Transaction and SDO solutions are similar in the context of paragraph 37 and should not be segmented.
     As noted in our prior response, in the past we used the Transaction and SDO categories to clarify the general functionality of our applications so that our investors could gain a better understanding of our solutions. In light of the discussion above, we believe that it may be confusing to investors to continue to use such categories in our filings with the Commission. As such, beginning with the quarterly report on Form 10-Q for the period ended June 30, 2007, we have revised our disclosure to exclude specific references to the Transaction and SDO categories.
Form 8-K Filed April 23, 2007
Comment 3. — Your disclosure indicates that you use the non-GAAP measures “to facilitate comparisons to the operating results of other companies in our industry.” Explain to us why you believe this disclosure is appropriate considering that you also disclose that a limitation of the use of the non-GAAP measures is that other companies “may calculate non-GAAP measures differently than we do, limiting their usefulness as a comparative measure.”
     We believe that our disclosure regarding the use of non-GAAP measures to facilitate comparability with other companies in our industry is consistent with our disclosure regarding the limitation of such comparability. Our non-GAAP presentation facilitates comparison to companies in our industry that present non-GAAP measures calculated in a manner similar to our non-GAAP measures. However, our non-GAAP presentation may be less useful for comparisons to companies that use alternative non-GAAP measures. As securities and accounting rules require disclosure of the manner in which non-GAAP measures are calculated, investors can determine when comparison of our non-GAAP presentation to other companies in our industry is appropriate.
     Based on management’s experience, feedback from analysts in our industry and other anecdotal evidence, we believe that most of the companies in our industry calculate non-GAAP measures in a manner similar to how we calculate non-GAAP measures. In fact, all of the companies in our peer group provide similar non-GAAP financial measures in their respective quarterly earnings releases. However, we recognize that not every company in our industry calculates non-GAAP measures in the same way that we calculate non-GAAP measures. Therefore, we believe that both disclosures referenced above are appropriate and consistent.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure

Ms. Christine Davis

August 14, 2007
in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact me at telephone: (480) 308-3421, Michael Bridge, Senior Vice President and General Counsel, at telephone: (480) 308-3460, or Paul Hurdlow at DLA Piper US LLP, JDA’s outside counsel, at telephone: (512) 457-7020 should you have any further questions or comments.
Sincerely,
/s/Kristen L. Magnuson
Kristen L. Magnuson
Executive Vice President and
Chief Financial Officer

Ms. Christine Davis

August 14, 2007
Exhibit A
JDA Investor Presentation Slides

Ms. Christine Davis

August 14, 2007

Ms. Christine Davis

August 14, 2007
Exhibit B
AMR Research Figure